Filed by Crosstex Energy, L.P.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended and

deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:

Crosstex Energy, Inc. (Commission File No. 000-50536)

Crosstex Energy, Inc. and Crosstex Energy, L.P. participated in the Wells Fargo Securities 12th Annual Pipeline, MLP and Energy Symposium and posted the following presentation on their respective websites on December 11, 2013:

Wells Fargo Pipeline, MLP & Energy Symposium Barry E. Davis President & Chief Executive Officer December 11, 2013 1

Forward-Looking Statements & Non-GAAP Financial Information This presentation contains forward looking statements within the meaning of the federal securities laws. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. The future results of Crosstex Energy, L.P., Crosstex Energy, Inc. and their respective affiliates (collectively known as “Crosstex”) may differ materially from those expressed in the forward-looking statements contained throughout this presentation and in documents filed with the Securities and Exchange Commission (SEC). Many of the factors that will determine these results are beyond Crosstex’s ability to control or predict. These statements are necessarily based upon various assumptions involving judgments with respect to the future, including, among others, prices and market demand for natural gas, natural gas liquids (NGLs), condensate and crude oil; drilling levels; the ability to achieve synergies and revenue growth; failure to satisfy closing conditions with respect to the announced combination with Devon Energy Corporation (“Devon”); failure to successfully integrate, or integrate within the contemplated timeframe, Crosstex’s business with Devon’s business; failure to achieve, or achieve within the contemplated timeframe, the anticipated synergies of the combination with Devon; national, international, regional and local economic, competitive and regulatory conditions and developments; technological developments; capital markets conditions; inflation rates; interest rates; the political and economic stability of oil producing nations; energy markets; weather conditions; business and regulatory or legal decisions; the pace of deregulation of retail natural gas and electricity; the timing and success of business development efforts; and other factors discussed in Crosstex’s Annual Reports on Form 10-K for the year ended December 31, 2012 and Crosstex’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2013, June 30, 2013 and September 30, 2013 and their other filings with the SEC. You are cautioned not to put undue reliance on any forward-looking statement. Crosstex has no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. This presentation also contains non-generally accepted accounting principle financial measures that Crosstex refers to as gross operating margin, adjusted EBITDA and distributable cash flow. Gross operating margin is defined as revenue less the cost of purchased gas, NGL and crude oil. Adjusted EBITDA is defined as net income plus interest expense, provision for income taxes, depreciation and amortization expense, impairments, stock-based compensation, (gain) loss on non-cash derivatives, distribution from a limited liability company and non-controlling interest; less gain on sale of property and equity in income (loss) of a limited liability company. Distributable cash flow is defined as earnings before certain noncash charges and the (gain) loss on the sale of assets less maintenance capital expenditures. The amounts included in the calculation of these measures are computed in accordance with generally accepted accounting principles (GAAP) with the exception of maintenance capital expenditures. Maintenance capital expenditures are capital expenditures made to replace partially or fully depreciated assets in order to maintain the existing operating capacity of the assets and to extend their useful lives. Crosstex believes these measures are useful to investors because they may provide users of this financial information with meaningful comparisons between current results and prior-reported results and a meaningful measure of Crosstex’s cash flow after it has satisfied the capital and related requirements of its operations. Gross operating margin, adjusted EBITDA, distributable cash flow, growth capital expenditures and maintenance capital expenditures, as defined above, are not measures of financial performance or liquidity under GAAP. They should not be considered in isolation or as an indicator of Crosstex’s performance. Furthermore, they should not be seen as measures of liquidity or a substitute for metrics prepared in accordance with GAAP. 2

Additional Information and Where to Find It This presentation contains information about the proposed merger involving a Devon entity and a Crosstex entity. In connection with the proposed merger with Devon, New Public Rangers, L.L.C. has filed with the SEC a preliminary registration statement on Form S-4 that includes a proxy statement/prospectus for the Crosstex stockholders. Crosstex will mail the final proxy statement/prospectus to its stockholders. Investors and stockholders are urged to read the proxy statement/prospectus and other relevant documents filed or to be filed with the SEC. These documents (when they become available), and any other documents filed by Crosstex or Devon with the SEC, may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, security holders will be able to obtain free copies of the proxy statement/prospectus from Crosstex by contacting Investor Relations by mail at Attention: Investor Relations, 2501 Cedar Springs, Dallas, Texas 75201. Participants in the Solicitation Devon, Crosstex and their respective directors and officers may be deemed to be participants in the solicitation of proxies form the stockholders of Crosstex Energy, Inc. in respect of the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of Crosstex Energy, Inc. in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the preliminary proxy statement/prospectus filed with the SEC. Information regarding Crosstex Energy, Inc.’s directors and executive officers is contained in its Annual Report on Form 10-K for the year ended December 31, 2012, which is filed with the SEC. Information regarding Devon’s directors and executive officers is contained in its Annual Report on Form 10-K for the year ended December 31, 2012, which is filed with the SEC. 3 Investor Notices

Executing Our Plan

CROSSTEX

OUR STRATEGY

Maximize earnings, growth of existing businesses	Enhance scale, diversification	Maintain solid financial performance, balance sheet

SUCCESSFUL EXECUTION

Maximize earnings, growth of existing businesses

- Cajun-Sibon project projected to add \$115-\$130MM in adjusted EBITDA *
- Expanding Permian position with \$140MM Bearkat project

Enhance scale, diversification

- Devon merger expected to increase asset base by ~\$4.8 billion
- Expect to grow crude / liquids business to ~75% of gross operating margin in 2014 *
- Acquired Ohio River Valley assets for ~\$210MM in 2012

Maintain solid financial performance, balance sheet

- Projected distribution growth of ≥8% for LP and ≥ 50% for GP in 2014 pro forma *
- Gross operating margin expected to be ~95% fee-based with Devon merger *
- New company balance sheet will be investment grade quality

* Gross operating margin, Adjusted EBITDA and distributable cash flow are non-GAAP financial measures and are explained on page 2. Pro forma 2014 estimates assume full-year contributions of Adjusted EBITDA and distributable cash flow from Crosstex and the Devon Midstream assets and are for illustrative purposes only.

4

Projected U.S. Crude / Liquids Production * Pipeline Infrastructure Capital Spending Needed Per Year in the U.S.*** Robust Energy Environment 5 (000 Bbls) (2011 – 2035, $MM) Surging U.S. Production Requires the Re-Piping of America, With Expected Midstream Investment of $10 Billion Annually for 20+ years *** * Source: Energy Information Administration (EIA) *** Source: Interstate Natural Gas Association of America U.S. Natural Gas Marketed Production * (MMcf) Crude ‘07-’15 Growth: 44% NGL ‘07-’15 Growth: 60% Nat. Gas ‘07-’15 Growth: 19%

The Crosstex and Devon Midstream Combination 6

7 Immediate and meaningful value accretion for both Devon and Crosstex equity holders Increased scale and diversification Devon upstream sponsorship Enhanced financial strength Improved cash flow stability Enhanced growth outlook Cultural alignment and experienced leadership A Stronger Company

Transaction Overview 8 Devon Energy Corporation (NYSE: DVN) General Partner (“New GP”) Master Limited Partnership (“MLP”) Devon Midstream Holdings, LP (“Devon Holdings”) Devon forms and contributes substantially all of its U.S. based midstream assets to Devon Holdings. Devon contributes $100 million in cash and 50% LP interest in Devon Holdings to the New GP in exchange for ≈70% (≈115 MM units) of the pro forma common units outstanding of the New GP. Devon contributes 50% LP interest in Devon Holdings to MLP in exchange for ≈53% (≈120 MM units) of the pro forma common units outstanding of MLP. Each share of Crosstex GP is exchanged for one unit of New GP. The New GP will make a one-time cash payment to Crosstex GP shareholders. Transaction to be structured as a tax-free combination Crosstex Energy, Inc. (NASDAQ: XTXI, “Crosstex GP”) Crosstex Energy, L.P. (NASDAQ: XTEX, “Crosstex”) $100 MM 50% LP (w/no debt) New GP units (≈115 MM units) ≈70% ownership MLP units (≈120 MM units) ≈53% ownership 50% LP (w/no debt) Form Holdings 1-for-1 exchange for New GP $2.00/share

Crosstex / Devon Combination: Strategically Located Assets

CROSSTEX

Well Positioned in 8 of the Top Shale / Resource Plays in the U.S.

Gas Gathering & Transportation

- ≈6,500 miles of gathering and transmission lines

Gas Processing

- 13 plants with 3.3 Bcf/d of total net inlet capacity

NGL Transportation, Fractionation & Storage

- ≈650 miles of liquids transport line
- 6 fractionation facilities with 165,000 Bbls/d of total net capacity(1)
- 3 MMBbls of underground NGL storage

Crude, Condensate & Brine Handling

- 200 miles of crude oil pipeline
- Barge and rail terminals
- 500,000 Bbls of above ground storage
- 110 vehicle trucking fleet
- 8 Brine disposal wells


CANA-WOODFORD
OK
ARKOMA-WOODFORD
PERMIAN BASIN
BARNETT SHALE
HAYNESVILLE & COTTON VALLEY
LA
AUSTIN CHALK
TUSCALOOSA MARINE
CAJUN SIBON
TX
MIOCENE/WILCOX
EAGLE FORD
OH
PA
MARCELLUS
UTICA
WV
Processing Plant
Fractionator
Condensate Stabilization
Barge Terminal
Rail Terminal
Storage
Brine Disposal Well
Crude Truck Terminal
NGL Pipelines
Crude Pipeline
Gas Pipelines
Cajun-Sibon
Howard Energy

(1) Increasing to 7 facilities with 237,000 Bbls/d of total net capacity upon completion of the Cajun-Sibon phase II expansion expected in the second half of 2014.

9

10 Devon will be largest customer (> 50% of combined 2014e adjusted EBITDA) Diversified industry customer base Growth projects focused on liquids Emphasis on fee-based contracts Upstream Producers Transporters End Markets Note: Gross operating margin is a non-GAAP financial measure and is explained on page 2. 2014 estimates are based on pro forma forecasts provided in the Crosstex and Devon to Create New Midstream Business announcement on October 21, 2013. Liquids Driven Dry Gas Commodity Sensitive Fee-Based Improved Cash Flow Stability: High Quality & Diversified Revenue Stream 2014E Gross Operating Margin By Contract Type 2014E Gross Operating Margin By Product Type

Enhanced Financial Strength 11 Devon to contribute assets without debt Initial MLP pro forma leverage is 2.1x(1) 2013e Adjusted EBITDA (MLP & New GP combined <1.5x(1) 2013e Adjusted EBITDA) Investment-grade credit profile Increases access to capital Lowers cost of capital Strong liquidity position No near-term debt maturities Expect refinancing of long-term debt Transaction expected to generate up to $45 million in annual operational and financial synergies in 2014 The new company will have financial capacity to aggressively pursue additional growth opportunities (1) Leverage metrics include 15% material project credit. Note: Adjusted EBITDA is a non-GAAP financial measure and is explained on page 2.

12 Pro Forma 2014e Outlook * Combined Adjusted EBITDA $700 MM MLP Adjusted EBITDA $500 MM Distribution Per Unit (MLP) ≥$1.47 Distribution Growth ≥8% Dividend Per Unit (New GP) ≥$0.80 Dividend Growth ≥50% 2014e adjusted EBITDA* (pre-synergies) ≈$700 MM combined ≈$500 MM at the MLP Synergies contribute to distributable cash flow growth: Financial: ≈$25 MM annually Operational: ≈$20 MM annually GP distribution per unit Increases ≥50% over XTXI 2013e dividend Robust coverage of ≈1.5x Coverage to decline over time to ≈1.0x MLP distribution per unit Increases 8-10% over XTEX 2013e distribution Coverage of ≈1.1x Long-term growth expectations of high single digits for MLP and 20% or greater for new GP Enhanced balance sheet capacity * Adjusted EBITDA and distributable cash flows are non-GAAP financial measure and are explained on page 2. Pro forma 2014 estimates assume full-year contributions of Adjusted EBITDA and distributable cash flow from Crosstex and the Devon Midstream assets and are for illustrative purposes only. Enhanced Growth Outlook: 2014e Financial Outlook *

Key Growth Area: Cajun-Sibon Expansion Project

CROSSTEX

Highlights:
- ~139-mile pipeline from NGL supply hub in South Texas to Crosstex's NGL fractionation assets in South Louisiana
- Supported by long-term sales agreements with Dow Hydrocarbons and Williams companies
- Expected run-rated adjusted EBITDA contribution of Phase I and Phase II: $115-$130MM
- Phase I completed and ramping up to full capacity in Q4 2013
- Phase II projected to be complete in second half of 2014



Phase I Complete
CAJUN-SIBON EXPANSION
AUSTIN CHALK
TUSCALOOSA MARINE SHALE
Eunice
Plaquemine
Riverside
Mont Belvieu
Blue Water
Pelican
Napoleonville
Gibson
Sabine Pass
MIOCENE/WILCOX
Processing Plants
Fractionators
PNGL Pipeline
New Cajun-Sibon Pipelines
NGL Storage
Third Party Facility

Note: Adjusted EBITDA is a non-GAAP financial measure and is explained on page 2.

Cajun-Sibon system is expected to benefit from the need to bring additional NGLs to south Louisiana to support ethylene plants and expansions in the region.

13

Key Growth Area: Permian Basin
Great Platform in Prolific Shale Play

CROSSTEX

Bearkat Highlights:
- ~ $140MM investment for gas gathering and processing plant
- ~ 60 MMcf/d processing plant ~30-mi. high pressure gathering system
- Supported by long-term, fee-based contracts
- Completion date in the summer of 2014
- Additional expansion opportunities in the region



Processing Plant
Fractionator
Apache Acreage
Apache Deadwood Gathering
Mesquite Liquids Pipeline
Chevron Liquids Pipeline
Bearkat High Pressure Gathering
Mesquite Terminal
Bearkat Gas Plant
(in Development)
Deadwood Gas Plant

14

Key Growth Area: Ohio River Valley A First Mover in the Utica & Marcellus 15 Killbuck Black Run Sego Lowell Bells Run & Eureka Nutter Brooksville Stockley Ohio Pennsylvania West Virginia Ohio River Valley Crude Pipeline Crude & Brine Truck Stations Brine Disposal Wells Black Run Rail Terminal Bells Run Barge Terminal E2 Condensate Stabilization Stations X Leveraging rail terminal, fleet of 100+ trucks, 2,500 acres of ROW and other assets to gather oil and wet gas volumes as play develops Black Run rail terminal expanded to export Utica condensate E2 investment will expand condensate stabilization and product marketing

Strategic partnership to pursue opportunities in Eagle Ford Shale; Alinda Capital Partners owns 59% Crosstex owns 31% Howard Energy Partners owns 10% 500 miles of pipeline in western Eagle Ford with lean and rich gas capabilities New cryogenic processing facility expected to be in service by December 2013 Anticipated 2013 distribution of ~$17 million Howard Energy Pipelines New Cryogenic Processing Facility 16 Key Growth Area: Eagle Ford Howard Energy Partners

Questions? 17